UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________
SCHEDULE 13G
(Rule 13d-102)
(Amendment No. 1)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

________________________________________
Scientific Industries, Inc.
(Name of Issuer)
Common Stock, par value $0.05 per share
(Title of Class of Securities)
808757108
(CUSIP Number)
N/A
(Date of Event Which Requires Filing of this Statement)

 ________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

 CUSIP No. 808757108

1		NAME OF REPORTING PERSONS North Run Capital, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,101,952**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,101,952**

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,952**
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%**
12		TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 808757108

1		NAME OF REPORTING PERSONS North Run Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,101,952**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,101,952**

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,952**
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%**
12		TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 808757108

1		NAME OF REPORTING PERSONS Todd B. Hammer
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,101,952**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,101,952**

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,952**
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%**
12		TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 808757108

1		NAME OF REPORTING PERSONS Thomas B. Ellis
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,101,952**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,101,952**

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,101,952**
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.99%**
12		TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

AMENDMENT NO. 1 TO SCHEDULE 13G
This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), North Run Advisors, LLC, a Delaware limited liability company (“North Run”), Todd B. Hammer and Thomas B. Ellis (collectively, the “Reporting Persons”). Todd B. Hammer and Thomas B. Ellis are the principals and sole members of North Run. North Run is the general partner of the Investment Manager. The Investment Manager is the investment manager of certain private pooled investment vehicles (collectively, the “Funds”). This Amendment relates to shares of Common Stock, par value $0.05 per share (the “Common Stock”), of Scientific Industries, Inc., a Delaware corporation (the “Issuer”), held by the Funds.

Item 1(a)	Name of Issuer.

Scientific Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

80 Orville Drive, Suite 102
Bohemia, New York 11716
Item 2(a)	Name of Person Filing.

(1)	North Run Capital, LP

(2)	North Run Advisors, LLC

(3)	Todd B. Hammer

(4)	Thomas B. Ellis

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

For all Filers: 867 Bolyston St. 5th Floor #1361 Boston, MA 02116

Item 2(c)	Citizenship or Place of Organization.

(1)	North Run Capital, LP is a Delaware limited partnership.

(2)	North Run Advisors, LLC is a Delaware limited liability company.

(3)	Todd B. Hammer is a U.S. citizen.

(4)	Thomas B. Ellis is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.05 par share.

Item 2(e)	CUSIP Number.

808757108

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.

(a)
The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 1,101,952 shares of Common Stock. This amount consists of (i) 575,000 shares of Common Stock and (ii) warrants exercisable to purchase shares of Common Stock, which, due to the beneficial ownership limitations in such warrants, are currently exercisable for 526,952 shares of Common Stock.

(b)
The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis may be deemed the beneficial owners of 9.99% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,101,952 by 10,503,599, which is the number of shares of Common Stock outstanding as of March 12, 2024, according to the Issuer’s Form S-1 filed on March 15, 2024 with the Securities and Exchange Commission, plus shares that may be acquired by such Reporting Persons within 60 days.

(c)	The Investment Manager, North Run, Todd B. Hammer and Thomas B. Ellis have the shared power to vote and dispose of the 1,101,952 shares of Common Stock beneficially owned.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 21, 2024

NORTH RUN CAPITAL, LP

By:	North Run Advisors, LLC
its general partner

By:	/s/ Thomas B. Ellis*
Name: Thomas B. Ellis
Title: Member

and

By:	/s/ Todd B. Hammer*
Name: Todd B. Hammer
Title: Member

NORTH RUN ADVISORS, LLC

By:	/s/ Thomas B. Ellis*
Name: Thomas B. Ellis
Title: Member

and

By:	/s/ Todd B. Hammer*
Name: Todd B. Hammer
Title: Member

/s/ Thomas B. Ellis*
Thomas B. Ellis

/s/ Todd B. Hammer*
Todd B. Hammer

* By	/s/ MICHAEL FISHER
Michael Fisher, Attorney-in-Fact Pursuant to Powers of Attorney filed as exhibits hereto